George M. Silfen

Partner

T 212.715.9522

F 212.715.8422

gsilfen@kramerlevin.com

1177 Avenue of the Americas
New York, NY 10036

November 13, 2023

VIA EDGAR Mr. Chad D Eskildsen Division of Investment Management, Disclosure Review and Accounting Office U.S. Securities and Exchange Commission 100 F Street, N.W. Washington, DC 20549

Re:	1WS Credit Income Fund (the “Fund”); File No. 811-23368

Dear Mr. Eskildsen,

Set forth below is our response to the comments received from you on October 30, 2023 in connection with your review of the shareholder report filed on Form N-CSR (the “Annual Report”) for the period ended October 31, 2022 for the Fund. For your convenience, your comments are bolded and presented below, and each comment is followed by our response.

1.	Page 1, Notes to Financial Statements: The Fund has identified itself as a “non-diversified” fund in the Annual Report. However, from the schedule of investments, it appears that the Fund is operating as a “diversified” fund. If the Fund has been operating as a diversified fund for more than three (3) consecutive years, confirm that the Fund will receive shareholder approval for it to change back to a non-diversified fund.

The Fund has not been operating as a diversified fund for three (3) consecutive years.

2.	Page 3, Portfolio Composition and Net Return Attribution – Portfolio Composition 10/31/22 Column: The amounts as included in the financial statements do not appear to conform to the portfolio composition disclosed in the Annual Report. Please provide the calculations used to arrive at the percentages in the column on portfolio composition.

Kramer Levin Naftalis & Frankel LLP	New York | Silicon Valley | Paris

Mr. Chad D Eskildsen

November 13, 2023

The calculations used to arrive at the Portfolio Composition Table on page 3 of the Annual Report were derived based on the Schedule of Investments in the Annual Report, and the back-up supporting those calculations are attached as Exhibit A. We note that the Portfolio Composition Table breaks out European ABS and European RMBS into a separate category (given their somewhat different risk profile); whereas in the Schedule of Investments, all Asset-Backed Securities and Residential Mortgage-Backed Securities were grouped into a single category (consistent with standard financial statement reporting practice). The attached back-up reflects a reconciliation that ties back the differences between the Portfolio Composition Table and Schedule of Investments.

3.	Page 4: The Fund appears to have significant use of derivatives during the reporting period, but there is no discussion of how derivatives impacted the Fund’s performance in the Management Discussion of Fund Performance (MDFP) section of the Annual Report. The MDFP should include a discussion on the Fund’s use of derivatives going forward, especially given Barry Miller’s (Investment Company Institute) letter dated July 30, 2010 on derivatives-related disclosures.

We note the comment.

4.	Page 27-Note 4 -Fees and Expenses; Footnote 11 from Most Recent Prospectus Fee Table: The disclosures in the financial statements should mirror the most recent prospectus with regard to the waiver recoupment provisions.

We note the comment.

5.	Item 4-Audit Services Item 4(i) and 4(j)-Holding Foreign Companies Accountable Act: There is a new requirement on the Form N-CSR under items 4(i) and 4(j) related to the Holding Foreign Companies Accountable Act. The Fund should be aware of potential disclosures related to this going forward.

We note the comment.

* * * * *

We believe that these responses fully address your comments. If you have any questions regarding the responses or require further information, please call me at (212) 715-9522. Thank you for your assistance regarding this matter.

Sincerely,

/s/ George M. Silfen
George M. Silfen
GMS

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